Exhibit 2.1(b)

                 FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

      This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into as of November 25, 2003, by and among NOMOS Corporation, a Delaware corporation (the "Company"), North American Scientific, Inc., a Delaware corporation ("Acquiror"), and AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror ("Merger Sub").

                                    RECITALS

      WHEREAS, the Company, Acquiror and Merger Sub entered into the Agreement and Plan of Merger, dated as of October 26, 2003 (the "Merger Agreement"), which provides for the merger (the "Merger") of the Company with and into Merger Sub, which shall continue as surviving corporation in the Merger, on the terms and subject to the conditions set forth therein;

      WHEREAS, on November 4, 2003 Parker/Hunter Incorporated made a demand against the Company for a sum of approximately $2,250,000 (the "Demand Amount") which Parker/Hunter alleges is due in connection with the Merger pursuant to the terms of an engagement letter executed by the Company dated June 2, 2000 (any dispute, claim or controversy arising out of such demand being referred to herein as the "Parker/Hunter Dispute"); and

      WHEREAS, in order to establish a separate escrow fund under the Indemnification Escrow Agreement to secure indemnification obligations to the Acquiror Indemnified Parties under the Merger Agreement in respect of any Damages (including, without limitation, the Demand Amount and anticipated attorneys' fees and expenses incurred in investigating and preparing for any litigation or proceeding) that has been or may be incurred by the Company or the Acquiror Indemnified Parties in connection with the Parker/Hunter Dispute after the date of the Merger Agreement, the Company, Acquiror and Merger Sub desire to amend the Merger Agreement as set forth herein.

      NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and covenants contained in this Amendment, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

      1. Certain Definitions. All capitalized terms used but not defined herein are used herein as defined in the Merger Agreement.

      2. Indemnification Escrow Agreement. Section 3.6 of the Merger Agreement is hereby amended and restated in its entirety as follows:

      "3.6 Indemnification Escrow Agreement. Pursuant to Article XII hereof, the stockholders of the Company shall indemnify and hold the Acquiror and the Surviving Corporation harmless from and against certain Indemnified Losses (as hereinafter defined). On or prior to Closing, Acquiror, an escrow agent (the "Escrow Agent") mutually agreed upon by Acquiror and the Company, and the

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      Company, on behalf of its stockholders, shall enter into an
      Indemnification Escrow Agreement in substantially the form of Exhibit 3.5 attached hereto (as the same may be modified pursuant to mutual agreement of the parties hereto prior to the Closing, the "Indemnification Escrow Agreement"). Notwithstanding any other provision in this Agreement to the contrary (a) in order to secure the general indemnification obligations to the Acquiror Indemnified Parties (as hereinafter defined) under this Agreement, other than with respect to any Special Indemnified Losses (as hereinafter defined), a certificate evidencing ten percent (10%) of the shares of Acquiror Common Stock which would otherwise be delivered to the stockholders of the Company at Closing pursuant to Section 3.3 hereof (collectively, the "General Escrowed Shares") shall be registered in the name of the Escrow Agent, as nominee for the stockholders of the Company, and ten percent (10%) of the aggregate amount of cash which would otherwise be delivered to the stockholders of the Company pursuant to
      Section 3.3 hereof (the "General Escrowed Cash") shall instead be deposited into and held in escrow (the "General Escrow Fund") pursuant to the terms of the Indemnification Escrow Agreement and (b) in order to secure the indemnification obligations to the Acquiror Indemnified Parties under this Agreement solely with respect to any Special Indemnified Losses, a certificate evidencing 307,617 shares of Acquiror Common Stock which would otherwise be delivered to the stockholders of the Company pursuant to Section 3.3 hereof (collectively, the "Special Escrowed Shares") shall be registered in the name of the Escrow Agent, as nominee for the stockholders of the Company, and an aggregate amount of cash equal to $700,800 which would otherwise be delivered to the stockholders of the Company pursuant to Section 3.3 hereof (the "Special Escrowed Cash"), shall instead be deposited into and held in escrow (the "Special Escrow Fund"), separate from the General Escrow Fund, pursuant to the terms of the Indemnification Escrow Agreement. Acquiror is hereby directed by the Company, on behalf of each of the Company's stockholders, to deposit the number of General Escrowed Shares and Special Escrowed Shares (collectively, the "Escrowed Shares") and amount of General Escrowed Cash and Special Escrowed Cash (collectively, the "Escrowed Cash") set forth opposite such stockholder's name in Annex A to the Indemnification Escrow Agreement with the Escrow Agent at the Closing, and Acquiror shall make such deposit as so directed and as contemplated in the preceding sentence."

      3. Indemnification Escrow Agreement. Section 3.7 of the Merger Agreement is hereby amended and restated in its entirety as follows:

      "3.7 Appointment of Stockholder Representative. By virtue of the approval of this Agreement by the holders of Company Common Stock and Company Preferred Stock, John A. Friede shall be approved as and appointed by the Company to be the "Stockholder Representative" under the Indemnification Escrow Agreement (the "Stockholder Representative") and shall be constituted and appointed as agent and attorney-in-fact for and on behalf of each such holder. The Stockholder Representative shall have full power and authority to represent such holders and their successors with respect to all matters arising under the Indemnification Escrow Agreement and all actions taken by the Stockholder Representative thereunder shall be binding upon all


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

      stockholders and their successors as if expressly confirmed and ratified in writing by each of them, including, without limitation, resolving all claims relating to the General Escrow Fund and the Special Escrow Fund and any indemnification claims and obligations."

      4. Definitions. The following definitions are hereby added to Article XI of the Merger Agreement:

      "'Parker/Hunter' means Parker/Hunter Incorporated."

      "'Parker/Hunter Dispute' means any dispute, claim or controversy (including, without limitation, any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator) relating to or arising out of the demand made by Parker/Hunter against the Company on November 4, 2003 for a sum of approximately $2,250,000 that Parker/Hunter alleges is due in connection with the Merger pursuant to the terms of an engagement letter executed by the Company dated June 2, 2000."

      5. Indemnification of Acquiror Indemnified Parties. Section 12.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

      "12.1 Indemnification of Acquiror Indemnified Parties. Each stockholder of the Company, jointly and severally (an "Indemnifying Party"), shall indemnify and hold harmless Acquiror and the Surviving Corporation, and their respective officers, directors, employees, consultants, stockholders and affiliates (collectively, the "Acquiror Indemnified Parties") from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses, including court costs and reasonable attorneys' fees and expenses incurred in investigating and preparing for any litigation or proceeding (collectively, "Damages") which any of the Acquiror Indemnified Parties shall have actually sustained, or to which any of Acquiror Indemnified Parties shall have actually been subjected, relating to or arising directly or indirectly out of (i) any breach or default by the Company of any of its representations or warranties contained in Article V hereof or any covenants or agreements under this Agreement or (ii) the Parker/Hunter Dispute, which for the removal of doubt would include, without limitation, any Damages incurred by any Acquiror Indemnified Parties or the Company between the date of the Merger Agreement and the Closing. Any Damages relating to or arising out of the Parker/Hunter Dispute which any Acquiror Indemnified Party or the Company shall have actually sustained, or to which any of the Acquiror Indemnified Parties the Company shall have actually been subjected, are referred to herein as 'Special Indemnified Losses'. Any Damages, other than Special Indemnified Losses, which any Acquiror Indemnified Party shall have actually sustained, or to which any of the Acquiror Indemnified Parties shall have actually been subjected, are referred to herein as 'General Indemnified Losses'. The Special Indemnified Losses and General Indemnified Losses shall be referred to herein as 'Indemnified Losses'."

      6. Limitations on Liability. Section 12.4 of the Merger Agreement is hereby amended and restated in its entirety as follows:


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      "12.4 Limitations on Liability.

            (a) Notwithstanding anything contained herein to the contrary, no Indemnifying Party shall have any indemnification obligations under this
      Article XII with respect to General Indemnified Losses until such time as the aggregate General Indemnified Losses for which the Acquiror Indemnified Parties are otherwise entitled to indemnification hereunder equals or exceeds $400,000 (the "Basket"), at which point, the Indemnifying Party shall be liable for the full amount of all such General Indemnified Losses without regard to the Basket. The Special Indemnified Losses are not subject to or limited in any way by the Basket, and the Indemnifying Parties shall be liable for the full amount of all such Special Indemnified Losses.

            (b) The aggregate indemnification obligations under this Article XII with respect to General Indemnified Losses shall be capped at 10% of the aggregate Merger Consideration. The rights of the Acquiror Indemnified Parties to make claims against the Escrowed Shares, Escrowed Cash and any proceeds thereof shall be the sole and exclusive remedy of such Acquiror Indemnified Parties after the Closing with respect to any representation and warranty, covenant or agreement made by the Company under this Agreement and with respect to the Parker/Hunter Dispute and no former stockholder, optionholder, warrantholder, director, officer, employee or agent of the Company shall have any personal liability hereunder to the Acquiror Indemnified Parties after the Closing in connection with the Merger.

            (c) If any matters giving rise to a claim of General Indemnified Losses pursuant to this Article XII by the Acquiror Indemnified Parties is reasonably likely to be covered by any insurance policy of Acquiror, then no amount shall be recovered pursuant to this Article XII unless and until such Acquiror Indemnified Parties shall have made all commercially reasonable efforts for a period of six months to obtain reimbursement for such General Indemnified Loss under such insurance policy, and then only to the extent aggregate insurance proceeds actually received by such Acquiror Indemnified Parties in respect of all Damages arising from such claim (less any premium adjustments and similar charges made as a result of making such claim) are less than such Damages; provided, however, that if no insurance proceeds are received after making such commercially reasonable efforts upon the termination of such six month period, such Acquiror Indemnified Parties shall be entitled to recover the full amount of such General Indemnified Losses. Matters giving rise to a claim of Special Indemnified Losses pursuant to this Article XII by the Acquiror Indemnified Parties shall not be subject to this Section 12.4(c)."

      7. Exhibit 3.5; Form of Indemnification Escrow Agreement. On or prior to the Closing, the parties hereto shall modify the form of Indemnification Escrow Agreement attached to the Merger Agreement as Exhibit 3.5 (a) to provide for the establishment, maintenance and administration by the Escrow Agent of the Special Escrow Fund for the sole purpose of satisfying Claims (as defined in the Indemnification Escrow Agreement) arising out of the Parker/Hunter Dispute and
(b) to provide, in form and substance reasonably satisfactory to the Company and Acquiror, that the Stockholder Representative will be entitled to be indemnified out of any funds remaining in the General Escrow Fund after any required distributions to the


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

Acquiror Indemnified Parties and the Escrow Agent, but prior to any distributions to the Stockholders (as defined in the Escrow Agreement), to cover any losses that may incurred by the Stockholder Representative as a result of actions or inactions taken by the Stockholder Representative in such capacity, other than losses for which indemnification would be inappropriate (e.g., losses resulting from willful misconduct, gross negligence or bad faith). For purposes of clause (a) of this Section 7, the Special Escrow Fund shall be established, maintained and administered pursuant to provisions substantially similar to the provisions relating to the establishment, maintenance and administration of the Escrow Fund as set forth in the form of Indemnification Escrow Agreement attached as Exhibit 3.5 to the Merger Agreement on the date hereof, except as set forth below:

            (a) the Escrow Termination Date (as defined in the Indemnification Escrow Agreement) shall be modified to provide for the termination of the Special Escrow Fund upon the payment of all Claims (as defined in the Indemnification Escrow Agreement) relating to the Parker/Hunter Dispute as soon as practicable after the final resolution of the Parker/Hunter Dispute as evidenced by (i) a certified copy of a final non-appealable judicial order or judgment with respect to the Parker/Hunter Dispute setting forth the Claim Amount (as defined in the Indemnification Escrow Agreement), if any, that the Acquiror Indemnified Parties are entitled to receive out of the Special Escrow Fund with respect to the Parker/Hunter Dispute or (ii) a copy of a written memorandum signed by an Acquiror Indemnified Party and the Stockholder Representative setting forth the Claim Amount, if any, that the Acquiror Indemnified Parties are entitled to receive out of the Special Escrow Fund with respect to the Parker/Hunter Dispute;

            (b) Sections 5(d) and 5(e) of the Indemnification Escrow Agreement shall be modified to provide for distributions from the Special Escrow Fund to be made with a combination of Special Escrowed Cash and Special Escrowed Shares determined as follows:

                  (i) a pro rata portion of any Claim Amount to be disbursed in connection with the Parker/Hunter Dispute shall be settled from each Subaccount (as defined in the Indemnification Escrow Agreement) established under the Special Escrow Fund based upon the relative proportional value of the Special Escrow Fund then deposited in such Subaccount, provided that, for the purposes of such valuation, the value of each Special Escrow Share shall be $7.47 (the "Pre-Announcement Share Price");

                  (ii) to the extent that any Subaccount established under the
            Special Escrow Fund contains any Special Escrowed Cash, such disbursable portion of such Claim Amount shall be paid in cash and the balance of such disbursable portion shall be paid in Special Escrowed Shares valued at the Pre-Announcement Share Price; and

                  (iii) to the extent that any Subaccount established under the
            Special Escrow Fund only contains Special Escrowed Shares, such disbursable portion of such Claim Amount shall be paid solely in Special Escrowed Shares valued at the Pre-Announcement Share Price.


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      8. Effect on Merger Agreement. Except as set forth in this Amendment, the terms and provisions of the Merger Agreement are hereby ratified and declared to be in full force and effect.

      9. Acknowledgement of No Company Material Adverse Effect. Each of the parties hereto hereby acknowledges and agrees that no breach or alleged breach by the Company of any representation and warranty, covenant or agreement contained in the Merger Agreement which relates to or arises out of the Parker/Hunter Dispute shall individually, or when taken together with any other breach or alleged breach by the Company of any representation and warranty, covenant or agreement, be deemed to constitute a Company Material Adverse Effect.

      10. General Provisions. This Amendment shall become effective upon its execution, which may occur in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State. Captions and paragraph headings are used herein for convenience only, are not a part of this Amendment or the Merger Agreement as amended by this Amendment and shall not be used in construing either document. Other than the reference to the Merger Agreement contained in the first recital of this Amendment, each reference to the Merger Agreement and any agreement contemplated thereby or executed in connection therewith, whether or not accompanied by reference to this Amendment, shall be deemed a reference to the Merger Agreement as amended by this Amendment.


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      IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to
Agreement and Plan of Merger to be duly executed as of the day and year first written above.

                                North American Scientific, Inc.


                                By:  /s/ L. Michael Cutrer
                                    --------------------------------------------
                                    Name:  L. Michael Cutrer
                                    Title: President and Chief Executive Officer

                                NOMOS Corporation


                                By:  /s/ John W. Manzetti
                                    --------------------------------------------
                                    Name:  John W. Manzetti
                                    Title: President and Chief Executive Officer

                                AM Capital I, Inc.


                                By:  /s/ L. Michael Cutrer
                                    --------------------------------------------
                                    Name:  L. Michael Cutrer
                                    Title: President and Chief Executive Officer